UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________
SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934
 ___________________________

Andeavor
(Name of Issuer)
 ___________________________
Common Stock, par value of $0.16 2⁄3 per share
(Title of Class of Securities)
03349M105
(CUSIP Number)
Molly R. Benson
Vice President, Chief Securities, Governance and Compliance Officer and Corporate Secretary
Marathon Petroleum Corporation
539 South Main Street
Findlay, Ohio 45840
(419) 422-2121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 1, 2018
(Date of Event Which Requires Filing of this Statement)
___________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marathon Petroleum Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO - (Not Applicable)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100% (See Item 4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100% (See Item 4)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100% (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON HC; CO

Introduction.
This Amendment No. 1 (this “Amendment No. 1”) amends the statement on Schedule 13D dated May 9, 2018 (the “Original Statement” and, together with this Amendment No. 1, this “Schedule 13D”) relating to the common stock, par value of $0.16 2/3 per share (the “Common Stock”) of Andeavor, a Delaware corporation (“Issuer”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Statement. Where disclosure made in one Item in the Original Statement was incorporated by reference into another Item, amendments made herein to any such first Item are incorporated into each such second Item of this Schedule 13D. Any capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Original Statement.
On October 1, 2018, pursuant to the terms of the Agreement and Plan of Merger (as amended, the “Merger Agreement”), dated as of April 29, 2018, among Marathon Petroleum Corporation, a Delaware corporation (“MPC”), the Issuer, Mahi Inc., a Delaware corporation and wholly owned subsidiary of MPC (“Merger Sub 1”), and Andeavor LLC (f/k/a Mahi LLC), a Delaware limited liability company and wholly owned subsidiary of MPC (“Merger Sub 2”), Merger Sub 1 merged with and into the Issuer (the “First Merger”), with the Issuer surviving the First Merger as a wholly owned subsidiary of MPC. Immediately after the consummation of the First Merger, the Issuer merged with and into Merger Sub 2 (the “Second Merger” and, together with the First Merger, the “Merger”) with Merger Sub 2 surviving the Second Merger as a wholly owned subsidiary of MPC (the “Surviving Company”).
Pursuant to the terms of the Voting and Support Agreement (the “Voting Agreement”), dated as of April 29, 2018, among Paul L. Foster and Franklin Mountain Investments, LP (together, the “Stockholder”), the Issuer, MPC, Merger Sub 1 and Merger Sub 2, the Voting Agreement terminated at the effective time of the First Merger (the “Effective Time”). Due to these developments, this Amendment No. 1 is the final amendment to the Original Statement by MPC.
The foregoing description of the Merger Agreement, the Voting Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits to this Schedule 13D and are incorporated herein by reference.

Item 1.	Security and Issuer
The second sentence of Item 1 of the Original Statement is hereby amended and restated in its entirety as follow:
The principal executive offices of the Issuer are located at 539 South Main Street, Findlay, Ohio, United States

Item 2.	Identity and Background
Item 2 of the Original Statement is hereby amended and supplemented as follows:
As a result of the Merger, Merger Sub 1 and Merger Sub 2 are no longer Reporting Persons.
The address of the principal business and the principal office of the Reporting Person is 539 South Main Street, Findlay, Ohio, United States. The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each director and executive officer of the Reporting Person is set forth on Schedule A to this Statement.
During the last five years, the Reporting Person has not been and, to the Reporting Person's knowledge, no person named on Schedule A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Original Statement is hereby amended and supplemented by adding the following at the end thereof:
At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time was cancelled and converted into the right to receive, at the election of the holder, either (a) $152.27 in cash or (b) 1.87 shares of common stock, par value $0.01 per share, of MPC, in each case without interest, and subject to allocation and proration provisions which provided that the total number of shares of Common Stock converted into the right to receive cash consideration would be equal to 22,885,539 shares of Common Stock. MPC paid approximately $3.5 billion in cash and issued approximately 240 million shares of MPC common stock to former holders of Common Stock in connection with the Merger. The source of funds for such cash payment was cash on hand.

Item 4.	Purpose of the Transaction
Item 4 of the Original Statement is hereby amended and supplemented by adding the following at the end thereof:
On October 1, 2018, Merger Sub 1 merged with and into the Issuer, with the Issuer surviving the First Merger. Promptly after the consummation of the First Merger, the Issuer merged with and into Merger Sub 2, with Merger Sub 2 surviving the Second Merger. At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time was cancelled and converted into the right to receive, at the election of the holder, either (a) $152.27 in cash or (b) 1.87 shares of common stock, par value $0.01 per share, of MPC, in each case without interest and subject to allocation and proration provisions which provided that the total number of shares of Common Stock converted into the right to receive cash consideration would be equal to 22,885,539 shares of Common Stock. MPC paid approximately $3.5 billion in cash and issued approximately 240 million shares of MPC common stock to former holders of Common Stock in connection with the Merger. Subject to the terms and conditions of the Merger Agreement, at the Effective Time, equity awards outstanding under the Issuer’s equity plans ceased to represent equity awards denominated in shares of Common Stock and were converted into the right to receive shares of MPC common stock in an amount equal to the product of the number of shares of Common Stock subject to such Issuer award immediately prior to the effective time of the First Merger multiplied by the exchange ratio; provided, however, that certain equity awards held by non-employee directors were converted into the right to receive the cash merger consideration. The source of funds for such cash payments was cash on hand.
Pursuant to the terms of the Merger Agreement and the Voting Agreement, at the Effective Time, the Voting Agreement was terminated and all shares of Common Stock owned by the Stockholder were converted into the merger consideration.
On October 1, 2018, the Issuer notified the New York Stock Exchange (the “NYSE”) of the effectiveness of the Merger. As a result, trading in the Issuer shares on the NYSE was suspended and the NYSE filed with the Securities and Exchange Commission an application on Form 25 to remove the Issuer shares from listing on the NYSE and from registration under Section 12(b) of the Exchange Act. The Surviving Company intends to file a certificate on Form 15 requesting that its reporting obligations under Sections 13 and 15(d) of the Exchange Act be terminated.
In accordance with the terms of the Merger Agreement, all of the directors of the Issuer prior to the Effective Time resigned as directors of the Issuer effective as of the Effective Time. Gary R. Heminger, Donald C. Templin and Timothy T. Griffith became the directors of the Issuer effective as of the Effective Time. In connection with and at the completion of the Second Merger, each of the Issuer’s directors, principal executive officer, president, principal financial officer, principal accounting officer and principal operating officer and all other named executive officers ceased his or her respective service as a director or officer of the Issuer. Concurrently therewith, the sole member of the Surviving Company appointed Donald C. Templin as President (principal executive and operating officer), Timothy T. Griffith as Vice President (principal financial officer) and John J. Quaid as Vice President and Controller (principal accounting officer) of the Surviving Company.

At the Effective Time, (i) the Issuer’s Certificate of Incorporation was amended and restated in its entirety in accordance with the Merger Agreement and (ii) the Bylaws of Merger Sub 1 in effect immediately prior to the Effective Time became the bylaws of the Issuer. Promptly following the Effective Time, the Second Merger was completed. Upon completion of the Second Merger, the Certificate of Formation of the Surviving Company and the Limited Liability Company Agreement of the Surviving Company became the certificate of formation and limited liability company agreement, respectively, of the Surviving Company.

Item 5.	Interest in Securities of the Issuer
Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:
(a)-(b) The responses of MPC to rows (7) through (13) of the cover page to this Amendment No. 1 and Item 4 of this Amendment No. 1 are incorporated by reference in this Item 5 as if fully set forth herein.

(c) Except as described in this Amendment No. 1, no transactions in the Common Stock were effected by MPC, or, to the knowledge of MPC, any of the persons listed in Schedule A hereto, during the past sixty (60) days.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Original Statement is hereby amended and supplemented by adding the following at the end thereof:
As a result of the completion of the Merger, the Voting Agreement terminated in accordance with its terms on October 1, 2018.

Item 7.	Materials to be Filed as Exhibits
The following documents are filed as exhibits:

Exhibit No.	Description
99.1
Agreement and Plan of Merger, dated as of April 29, 2018, by and among Marathon Petroleum Corporation, Andeavor, Mahi Inc. and Mahi LLC (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of Marathon Petroleum Corporation, filed on April 30, 2018).

99.2
Voting and Support Agreement, dated as of April 29, 2018, by and among Marathon Petroleum Corporation, Andeavor, Mahi Inc., Mahi LLC, Paul L. Foster and Franklin Mountain Investments, LP (Incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of Marathon Petroleum Corporation, filed on April 30, 2018).

99.3
Amendment to Agreement and Plan of Merger, dated as of July 3, 2018, by and among Marathon Petroleum Corporation, Andeavor, Mahi Inc. and Mahi LLC (Incorporated by reference to Exhibit 2.2 to the registration statement on Form S-4 of Marathon Petroleum Corporation, filed on July 5, 2018).

99.4
Second Amendment to Agreement and Plan of Merger, dated as of September 18, 2018, by and among Marathon Petroleum Corporation, Andeavor, Mahi Inc. and Mahi LLC (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of Marathon Petroleum Corporation, filed on September 18, 2018).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 3, 2018

MARATHON PETROLEUM CORPORATION

By:	/s/ Molly R. Benson
Name:	Molly R. Benson
Title:	Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary

Schedule A1
Information regarding each director and executive officer of Marathon Petroleum Corporation is set forth below. The business address for each director and executive officer is c/o Marathon Petroleum Corporation, 539 South Main Street, Findlay, Ohio, United States.

Marathon Petroleum Corporation
Name, Title	Principal Occupation	Citizenship	Transactions in Last 60 Days
Directors

Gary R. Heminger	Chairman and Chief Executive Officer Marathon Petroleum Corporation	U.S.	—

Abdulaziz F. Alkhayyal	Retired Senior Vice President, Industrial Relations Saudi Aramco	Saudi Arabia	—

Evan Bayh	Senior Advisor, Apollo Global Management	U.S.	—

Charles E. Bunch	Retired Chairman of the Board and CEO PPG Industries, Inc.	U.S.	—

Steven A. Davis	Former Chairman and Chief Executive Officer Bob Evans Farms, Inc.	U.S.	—

Edward G. Galante	Former Senior Vice President and Member of the Management Committee of ExxonMobil Corporation	U.S.	—

Gregor J. Goff	Executive Vice Chairman Marathon Petroleum Corporation	U.S.	—

James E. Rohr	Retired Chairman and Chief Executive Officer The PNC Financial Services Group, Inc.	U.S.	—

Kim K.W. Rucker	Former Executive Vice President, General Counsel and Secretary of Andeavor	U.S.	—

J. Michael Stice	Dean, Mewbourne College of Earth & Energy University of Oklahoma	U.S.	—

John P. Surma	Retired Chairman and Chief Executive Officer United States Steel Corporation	U.S.	—

Susan Tomasky	Former President of AEP Transmission, a business division of American Electric Power Co.	U.S.	—

Executive Officers

Gary R. Heminger	Chairman and Chief Executive Officer	U.S.	—

Raymond L. Brooks	Executive Vice President, Refining	U.S.	—

Suzanne Gagle	General Counsel	U.S.	—

Gregory J. Goff	Executive Vice Chairman	U.S.	—

Timothy T. Griffith	Senior Vice President and Chief Financial Officer	U.S.	—

Thomas Kaczynski	Vice President, Finance and Treasurer	U.S.	—

Anthony R. Kenney	President, Speedway LLC	U.S.	—

C. Michael Palmer	Executive Vice President	U.S.	—

John J. Quaid	Vice President and Controller	U.S.	—

Donald C. Templin	President, Refining, Marketing and Supply	U.S	—

(1)
Except as described in this Amendment No. 1, no transactions in the Common Stock were effected by MPC, or, to the knowledge of MPC, any of the persons listed in Schedule A hereto, during the past sixty (60) days.